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www.cooley.com
BRETT D. WHITE
(650) 843-5191
whitebd@cooley.com

June 8, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mark P. Shuman

Re:	Rackable Systems, Inc., Registration Statement
on Form S-1 (File No. 333-122576)

Dear Mr. Shuman:

On behalf of our client, Rackable Systems, Inc. (“Rackable Systems” or the “Company”), we are electronically transmitting a conformed copy of Rackable Systems’ Amendment No. 5 to its registration statement on Form S-1, marked to show changes from Amendment No. 4 to the registration statement filed with the Commission on May 27, 2005. All references to page numbers in the responses set forth in this letter refer to pages in Amendment No. 5.

Amendment No. 5 is being filed in response to your letter dated June 3, 2005, setting forth the Staff’s comments regarding Amendment No. 4 to the registration statement. For your convenience, the comments set forth in your letter dated June 3, 2005, are repeated below.

Risk Factors

Our business depends on decisions by potential customers..., p. 13

1.	We note your response to our prior comment no. 4 in our letter dated April 22, 2005. Please advise us of any potential risk posed by customers reducing their purchases of servers from you as a result of the added cost of a prospective Linux license. Does the absence of a Linux license fee factor into a customer’s decision to purchase Linux servers as opposed to Windows servers or no servers at all? Provide quantitative context for the risk you cite by disclosing the portion of server systems you sold in 2004 and first quarter 2005 that ran on the Linux operating system.

We supplementally advise the Staff that we have been informed by the Company that the hardware sold by the Company is determined first and foremost by the chip technology (X86). The Company sells X86 servers, and its customers choose the operating systems (i.e. Linux, Windows, Solaris, or FreeBSD) that run on these servers. According to the Company, it believes the fact that X86-based computing is low-cost has nothing to do with Linux. Instead, X86-based computing is low-cost because of the significant volumes driven

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by the personal computer (desktop) market for X86-based chips from Intel and AMD and the vast majority of desktop personal computers run Windows, not Linux.

The Company has informed us that it is difficult to accurately provide quantitative context for the portion of server systems the Company sold that ran on the Linux operating system because the Company often sells X86 servers with no software loaded on them, and the Company is not aware of which operating systems are ultimately used by the customer. However, the Company estimates (which estimate is based in part on the identity of the customer and in part on best guesses by the Company) that in 2004, approximately 45% of servers sold went into a Windows environment, approximately 40% went into a Linux environment and approximately 15% went into other environments (Microsoft purchased approximately 36% of the servers the Company sold in 2004 accounting for the vast majority of servers believed by the Company to have been sold into a Windows environment). We have not included these numbers in the registration statement because we cannot state with specificity the percentages due to the issues with tracking which operating systems are ultimately used by the customer.

The Company further believes that the risk that customers would reduce their purchases of servers as a result of the added cost of a prospective Linux license is very low. The Company’s customers purchase servers to run their businesses and it is the Company’s belief that these purchases will not be materially affected by the prospective cost of a Linux license as the servers will still be required by the Company’s customers to run their respective businesses and relatively low cost operating system alternatives are available. In addition, the Company believes the quantity they require will likely be the same whether they run Linux or not.

Capitalization

2.	We note your response to our prior comment no. 8 in our letter dated April 22, 2005 and the related revisions to your capitalization table. To further clarify your presentation, please adjust the common stock section, including the par value and additional paid-in capital line items, under the pro forma and pro forma as adjusted columns to reflect the issuance of approximately 9,000,000 shares of common stock in connection with the conversion of Series A preferred stock.

The disclosure has been revised on page 23 in response to the comment.

Selected Financial Data

3.

We have considered your response to prior comment no. 9 in our letter dated April 22, 2005 and remain unclear as to your basis for the adjusting pro forma net loss to reflect the accretion of the Series A preferred shares to the Series B redemption amount. In this regard, it appears that the required increase at January 1, 2004 effectively represents a redemption

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premium. As such, the increase appears to represent a material non-recurring charge that results directly from the transaction. It may be necessary to disclose this charge in your footnote, and to clearly indicate that it is not included in your pro forma measure. However, it does not appear appropriate to adjust your pro forma net loss to reflect the impact of this charge.

The disclosure has been revised on pages 27 and 28 in response to the comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Significant Judgments and Estimates

Stock Options to Employees, pp. 39-41

4.	Currently, your disclosure under this section describes two methods used or considered to determine or assess the fair value of common stock underlying stock options issued at various points in time. This disclosure appears potentially confusing to investors, in that it appears to create uncertainty regarding how, when and by whom the fair values of your common stock were determined.

In addition, the disclosures regarding the two methods appear unclear or incomplete in various respects. For example, disclosure in the middle of the third paragraph on page 39 indicates that you “estimated the increase to the fair market value per share during the period from December 23, 2002 to March 31, 2005.” However, this disclosure does not appear to describe the methodology used to determine the increase in the fair market value per share over the relevant time period. Further, the disclosure regarding the independent valuations does not appear to explain how these valuations were used to determine or assess the fair value of your common stock from November 4, 2004 through March 31, 2005.

To aid investor understanding, revise your disclosure to remove discussion of the two different methods and to provide clear, comprehensive discussion of the method used to determine the fair value common stock underlying stock option awards made during the period from January 1, 2004 through March 31, 2005.

The disclosure has been revised on pages 39 and 40 in response to the comment. We supplementally advise the Staff that reference to management’s valuation method has been removed and the Company engaged an unrelated valuation specialist who determined the fair value of the Company’s common stock as of March 16, 2005 (to cover the period from November 4, 2004 through March 31, 2005). March 16, 2005 was selected because the majority of options granted during this period were granted on this date.

5.	You disclose at the bottom of the third paragraph on page 39 that the values of stock option awards determined through a management valuation “did not factor in or reflect the value

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of liquidation preferences.” However, it appears that the May 2005 valuation report arrives at the fair value of your capital stock net of liquidation preferences. Please tell us why management’s valuations did not reflect the value of liquidation preferences.

Separately, tell us how the May 2005 valuation report can corroborate management’s valuation reports when it appears that the liquidation preference variable is not addressed consistently in each of the two valuation reports.

We supplementally advise the Staff that the Company is no longer relying upon management’s valuation, and references to management’s valuation have been deleted from the registration statement.

6.	We note that the May 2005 valuation report concludes on a range of fair market values for your capital stock on a non-marketable minority interest basis for each of the three valuation dates. Please consider paragraph 167 of the AICPA publication “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or the Practice Aid, and explain in reasonable detail the following:

•	Why it was not possible or appropriate to determine specific points of estimated fair value;

•	How you concluded that the ranges of fair market values are sufficiently narrow; and

•	How you concluded that the points of fair value you selected, within the fair value ranges concluded by the unrelated valuation specialist, are better estimates than the midpoints, or some other consistently determined points, of those ranges.

We supplementally advise the Staff that the Company considered paragraph 167 of the Practice Guide. The unrelated valuation specialist has provided a range of value to account for the inherent variability in the comparable company data. The unrelated valuation specialist has further advised management that all points within this range are not unreasonable estimates of value for the Company’s common stock. In this regard, the unrelated valuation specialist has informed the Company that management’s point estimates fall within the estimated ranges of fair value and therefore are not unreasonable point estimates of fair value.

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The Company acknowledges that the determination that the ranges are sufficiently narrow is subjective. The ranges set forth in the valuation reports are supported by the enterprise value ranges, using the market multiple approach, exhibited by the Company’s peer group, as disclosed in the valuation reports, which ranged from 6.52% to 9.32% from the midpoint. Please see the table below for detailed calculations (dollars in millions):

	Low	High	Mid	Deviation from Midpoint	% Deviation
27-Jan-2004	$141.00	$170.00	$155.50	$14.50	9.32%
21-Mar-2004	154.00	177.00	165.50	11.50	6.95%
4-Nov-2004	182.00	217.00	199.50	17.50	8.77%
16-Mar-2005	193.50	220.50	207.00	13.50	6.52%

In addition, the Company respectfully submits that deviations of less than 10% from the mid-point are relatively minor given the inherently subjective nature of the valuation process and, as such, the Company believes that the ranges used by the unrelated valuation specialist are sufficiently narrow.

As illustrated in the table below, the point estimates used by the Company for the four valuation dates varied from 0% to 7.44% (as compared to 6.52% to 9.32% for the Company’s peer group) from the midpoint of the ranges determined by the unrelated valuation specialist, and all four dates were either at or above the mid-point.

Valuation Date	Valuation Range	Midpoint	Company Estimate Used	Deviation from Midpoint	% Deviation from Midpoint
January 27, 2004	$5.25-$6.50	$5.875	$5.98	$0.105	1.78%
April 21, 2004	$6.50-$7.75	$7.125	$7.37	$0.245	3.44%
November 4, 2004	$9.00-$10.75	$9.875	$10.61	$0.735	7.44%
March 16, 2005	$11.00-$13.00	$12.00	$12.00	$0.000	0.00%

In light of the foregoing, the Company continues to believe that its estimates are reasonable and that no revisions to the Company’s financial statements are warranted.

7.	We note that disclosure on page 39 of your amended filing refers to fair value as the “deemed fair market value.” Deemed fair market value is not appropriate terminology in

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light of the guidance in the Practice Aid. Fair value should be determined without this qualification. Please review and revise your disclosure throughout the document.

The disclosure has been revised on pages 39 and 40 in response to the comment.

8.	You disclose on the top of the second paragraph on page 40 that “[t]he projections used for each valuation date were based on the expected outlook on [y]our operating performance and market environment through the forecast periods,” which was the same for each of the three valuation dates. Please explain to us, in reasonable detail, why you believe that use of the same set of projections is appropriate for estimating enterprise value at each valuation. As part of your response, explain how you considered the following:

•	The significant time lapse of approximately 10 months between January 27, 2004, the first valuation date, and November 4, 2004, the third valuation date; and

•	The substantial revenue growth between the first and third valuation dates.

We supplementally advise the Staff that although the time lapse between the first and third valuation date was ten months, the Company performed very close to its business plan during that period. If its actual performance would have been higher than the Company’s expectation, then an increase for the projected years following 2004 would have been reasonable. However, as the Company was performing according to its business plan (actual revenues for 2004 were slightly above plan, but profitability was slightly below plan), the Company respectfully submits that it is reasonable to use the same set of projections.

9.	You disclose in the middle of the second paragraph on page 40 that the unrelated valuation specialist then determined future debt-free cash flows based on these projections, which incorporated estimated annual growth rates ranging from 35% to 70%, EBIT growth rates ranging from 29% to 60%, “future capital depreciation, capital spending and changes in working capital.” Please revise your disclosure to clarify the following:

•	Whether the estimated annual growth rates of 35% to 70% refer to revenue or some other metric; and

•	The meaning of the quoted portion of your disclosure above. In this regard, clarify how these factors were incorporated into the determination of debt-free cash flow.

The disclosure has been revised on page 40 in response to the comment.

10.

You disclose at the bottom of the second paragraph on page 40 that you used discount rates of 24% and 23% for the January 27, 2004 and April 21, 2004 valuation dates, respectively. You further disclose that such discount rates were based on the weighted average cost of capital, or WACC, of comparable companies. However, according to the May 2005

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valuation report, the mean WACC for such comparable companies is approximately 16% and 15% for the January 27, 2004 and April 21, 2004 valuation periods. Explain to us the reason for this apparent inconsistency. As part of your response, describe for us, in reasonable detail, the factors you considered in concluding that the discount rates used are more appropriate than the mean discount rates of comparable companies.

We supplementally advise the Staff that the mean WACC of 16% and 15% for January 27, 2004 and April 21, 2004, respectively, is the average of the individual WACC calculations for the comparable companies using their respective cost of capital and capital structure. These calculations are for the purpose of comparison only. The concluded WACC of 24% and 23% are calculated separately from those calculations using the assumptions displayed on the second page of each WACC analysis labeled “Subject Company WACC Analysis.” The calculation on those pages is based on the Capital Asset Pricing Model (CAPM), and uses the average of the comparable companies’ adjusted unlevered betas, the risk free rate as of each valuation date, an equity risk premium and inclusion of a size risk premium based on the subject company’s size as of each valuation date. As these variables vary from valuation date to valuation date, the WACC will also vary. For example, the discount rate of the March 16, 2005 valuation increased to 21% as compared to 19% for the November 4, 2004 valuation, primarily as a result of the change in unlevered betas of the comparable companies. The primary reason for the higher WACC that has been determined for Rackable Systems is the size risk premium that has been applied, given the Company’s smaller implied market capitalization relative to the comparable companies.

11.	You disclose in the last paragraph on page 40 that marketability discounts of 20%, 10% and 5% were used for each of the valuation dates. Please identify and explain in reasonable detail all relevant factors and their applicability in objectively substantiating a 50% reduction in the marketability discount between January 27, 2004 and April 21, 2004. For examples of such factors, please see paragraph 57 of the Practice Aid. Additionally, revise your disclosure under the same paragraph to read “marketability discount” instead of “market discount.”

We supplementally advise the Staff that the factor most heavily relied on for the determination of marketability discounts is the prospect for liquidity, as most of the other factors described in paragraph 57 of the Practice Guide were reasonably similar between the three valuation dates. As of January 2004, an IPO was discussed and anticipated to occur within 18 to 24 months. The Company believes it is reasonable to apply a 20% marketability discount in a situation where prospects for liquidity are more than two years in the future (although the IPO was 18 to 24 months in the future, it is reasonable to assume a six month lock-up period following the IPO). This discount is based on restricted stock studies where stock was restricted between one and two years. In April 2004, the Company reduced its marketability discount from 20% to 10% (a 50% decrease) for the following reasons:

•	During the period from January 2004 to April 2004, the Company’s revenue visibility for 2004 improved as a result of new customer additions and stronger revenue visibility;

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•	During the period from January 2004 to April 2004 the Company received advice from investment bankers and Wall St. analysts that it met the threshold to contemplate an IPO and were advised to proceed with preparations to become a public company within a 12 to 18 month time frame; and

•	As a result, the Company believed that an IPO would occur within 12 to 18 months.

The Company further believes that a lower discount of 5% as of November 2004 is appropriate as the Company continued to perform according to its business plan and the likelihood of a near-term IPO increased.

12.	Your disclosure on page 39 includes references to two valuations performed by unrelated valuation specialists. If you choose to refer to the independent valuation firms, please identify the firms and include their written consents as exhibits to your registration statement. Please see Rule 436 under the Securities Act and footnote 60 to the Practice Aid.

The disclosure has been revised on pages 39 and 40 in response to the comment and the references to the independent valuation firms have been deleted.

13.	After reviewing the May 2005 valuation report it is not evident to us how you concluded on the appropriateness of certain input variables. Please explain in reasonable detail the factors considered in determining that the value of the following variables was more appropriate than a different value for such variables:

•	the terminal multiple of 9x; and

•	numerous multiple ranges (see third column of page 19 of the May 2005 valuation report) under the market multiple methodology for each valuation date.

Consider providing relevant calculations to support your response.

We supplementally advise the Staff that the selection of the terminal multiple of 9x was based on the average EBITDA multiple observed in precedent transactions where the target was profitable. The Company used comparable data from merger and acquisition transactions to determine the terminal multiple. The terminal multiple of 10x used for the March 16, 2005 valuation increased from the 9x terminal multiple used at November 4, 2004, as more current precedent transactions were used as comparables.

The Company based its selection of market multiples on the observed multiples of hardware companies with a similar financial profile (Tier 1) and large diversified companies with

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which Rackable competes directly (Tier 2). The Company’s high historical and projected growth relative to the Tier 1 group and the Company’s relative size were also considered. This resulted in a LTM EV/Rev selection approximately at the mean of the Tier 1 peer group. The forward revenue multiples were selected at higher discounts to the mean due to the Company’s higher expected growth relative to the comparable companies, and the higher risk associated with those growth rates. This rationale was consistent between the three valuation dates. For EBITDA and P/E multiples, the Company selected next calendar year multiples (2004 for the January and April valuations and 2005 for the November valuation) at the mean and median of the comparable companies, as the Company believes that profitability for the next calendar year is more representative of a company than its profitability during its past twelve months. For the following calendar year (2005 for the January and April valuations and 2006 for the November valuation), the Company selected multiples at a 15% to 30% discount to the mean and median.

Business

Industry Background

The High-Capacity Storage Market, p. 61

14.	Please note that our prior comment no. 14 in our letter dated April 22, 2005 intended to generally refer to your petabyte statistical data rather than the particularly 2003 petabyte number which has been subsequently revised.

The disclosure has been revised on page 61 in response to the comment.

Principal and Selling Stockholders

15.	Please update your information in this section to a more recent date. Please see Items 403 and 507 of Regulation S-K. For additional guidance, please also see note (7) of Schedule A of the Securities Act which states that such information should be as of a date within 20 days from the filing date of your registration statement.

The disclosure has been updated on pages 98-100 in response to the comment.

Financial Statements

Note 17. Stock Based Compensation, pp. F-28 to F-30

16.	We note that you include in your management’s discussion and analysis a table showing the stock option award activity for the period between January 31, 2003 and March 31, 2005. Please tell us how you have considered the disclosure of such information under this note. See paragraph 179(a) of the Practice Aid.

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The disclosure has been revised on page F-30 in response to the comment.

Rackable Systems and the underwriters are aware of their obligations under the Securities Act of 1933, as amended, and in accordance with Rule 461(a) will request acceleration of the registration statement orally.

Please direct any comments or questions regarding this filing to the undersigned at (650) 843-5191 or to Timothy J. Moore at (650) 843-5690.

Sincerely,

COOLEY GODWARD LLP

/s/ Brett D. White
Brett D. White

cc:	Thomas K. Barton
Todd R. Ford
William P. Garvey
Dennis R. DeBroeck, Esq.
Robert A. Freedman, Esq.